[LETTERHEAD OF GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC]




                                February 10, 2006


H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549-3561

                  Re: Giant Motorsports, Inc. Registration Statement on Form S-1 (File No. 333-131001)
                        ------------------------------------------------------

Dear Mr. Owings:

      On behalf of our client, Giant Motorsports, Inc. (the "Company"), set forth below are responses to your letter of comment dated February 6, 2006 (the "Letter") relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the "Amendment"). When we have provided language from the Amendment in our responses below, we have marked the language to show changes to the Registration Statement filed on January 12, 2006.

      On behalf of the Company, the following are our responses to the Staff's comments:

GENERAL

1. Please update the financial statements and the related management's discussion and analysis discussion as needed. Your financial statements must be updated to include a balance sheet as of a date less than 135 days before the effective date of your registration statement. Please refer to Rule 3-12 of Regulation S-X

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 2


RESPONSE:

      It is the Company's intention to request acceleration of the effective date of its registration to this Friday, February 10, 2006, which is the 133rd day after the date of its September 30, 2005 financial statements. In any event, pursuant to the provisions of paragraph (b) of Rule 3-12 of Regulation S-X, the Company's interim financial statements, including its balance sheet at September 30, 2005, which are currently included in the Registration Statement, will not require updating until the earlier of (i) March 31, 2006 or (ii) the date that the Company's December 31, 2005 audited financial statements become available.

Paragraph (b) of Rule 3-12 of Regulation S-X provides:

      "Where the anticipated effective date of a filing, or in the case of a proxy statement the proposed mailing date, falls within 90 days subsequent to the end of the fiscal year, the filing need not include financial statements more current than as of the end of the third fiscal quarter of the most recently completed fiscal year unless the audited financial statements for such fiscal year are available or unless the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and the registrant does not meet the conditions prescribed under paragraph (c) of ss.210.3-01. If the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and the registrant does not meet the conditions prescribed under paragraph (c) of ss.210.3-01, the filing must include audited financial statements for the most recently completed fiscal year."

Paragraph (c) of Rule 3-01 of Regulation S-X (ss.210.3-01) further provides:

      "The instruction in paragraph (b) is also applicable to filings, other than on Form 10-K and Form 10-KSB or Form 10 and Form 10-SB, made after 45 days but within 90 days of the end of the registrant's fiscal year:
      Provided, that the following conditions are met:

      (1) The registrant  files annual,  quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed;

      (2) For the most recent fiscal year for which audited financial statements are not yet available the registrant reasonably and in good faith expects to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle; and

      (3) For at least one of the two fiscal years immediately preceding the most recent fiscal year the registrant reported income, after taxes by [but] before extraordinary items and cumulative effect of a change in accounting principle."

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 3


      Since the Company satisfies all three conditions immediately preceding, it is not required to update its financial statements until the earlier of (i) March 31, 2006 or (ii) the date that the Company's December 31, 2005 audited financial statements become available.

SELLING SHAREHOLDERS, PAGE 19

2. We note your response to comment 17 in our letter dated November 23, 2005. In your response, you added disclosure to footnote 20 to the table that HCFP/Brenner Securities is a registered broker-dealer and "[m]ay therefore be considered an "underwriter" within the meaning of the Securities Act of 1933." Please, however, revise to disclose that HCFP/Brenner Securities is an "underwriter" within the meaning of the Securities Act of 1933, unless HFCP/Brenner Securities received the shares being offered as compensation for underwriting activities.

RESPONSE:

      In response to the Staff's comment, the Company has revised its disclosure in footnote 20 of the Selling Shareholders' table on page 23 of the prospectus so that HCFP/Brenner Securities is not identified as an underwriter.

      HCFP/Brenner Securities received a purchase option from the Company in consideration for its services as placement agent in connection with the Company's September 2005 Private Placement. Section 1.3 of the Placement Agent Agreement between the Company and HCFP/Brenner Securities provides:

      "1.3 Purchase Option. At the election of the Placement Agent, the Company shall issue and sell to the Placement Agent (and/or its designees) at the Closing, for an aggregate purchase price of $10.00, an option ("Purchase Option") to purchase 10% of the number of shares of Preferred Stock and/or 10% of the number of Warrants issued to Subscribers at such Closing."

      The Preferred Stock and Warrants referred to in the purchase option are the securities being offered for resale by HCFP/Brenner Securities under the Registration Statement. In addition, the Company has treated the issuance of the securities to HCFP/Brenner as an expense in connection with its services as placement agent in the September 2005 Private Placement.

      As a result of the foregoing, we understand that, as directed by the Staff, the Company is not required to identify HCFP/Brenner Securities as an underwriter in the Registration Statement.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 4

BUSINESS AND PROPERTIES. PAGE 28

DEVELOPMENT OF OUR BUSINESS, PAGE 28

3. We note that in response to comment 24 in our letter dated November 23, 2005, you added "we believe" to your disclosure. Please, however, provide us with the basis for your belief that Andrews Cycles is one of the largest power sports dealers in the State of Ohio.

RESPONSE:

      Please note that, in response to the Staff's comment, the Company has removed the statement that it believes that Andrews Cycles is one of the largest power sports dealers in the State of Ohio.

FLOOR PLAN FINANCING, PAGE 33

4. We note that you currently have floor plan facilities with a variety of lenders including those unaffiliated with manufacturers. It appears that you include the changes in all of your floor plan facilities as an operating activity on the statement of cash flows. Borrowings and repayments on floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. Borrowings and repayments for new vehicle inventory should be included in operating activities analogous to inventory financed with accounts payable only when the lender is affiliated with the manufacturer. See paragraph 23a of SFAS no. 95. Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings. Please advise or revise your financial statements to correct the classifications on the statements of cash flows and balance sheets.

RESPONSE:

      In response to the Staff's comment, the Company has made the necessary change to reflect the proper classification of the activities associated with the floor plan liability, removing it from the financing activity and reclassifying as an operating activity. The majority of the Company's floor plan liability is associated with the various manufacturers affiliated with their respective inventory. A separate financing arrangement has been made with an unaffiliated lender for the used vehicle inventory. The change in the balance with the unaffiliated lender for the various periods is minimal, and as discussed with the Accounting Staff, will be reflected as an operating activity on the cash flow statement, rather than shown as a financing activity.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 5

MANAGEMENT'S DISCUSSION AND ANALYSIS...., PAGE 36

5. We note your response to comment 30 in our letter dated November 23, 2005. It appears, however, that you have not fully responded to the comment. Accordingly, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

      Please discuss whether you expect levels to remain at this level or to increase or decrease. You should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail any material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Please consider discussing the metrics management uses to analyze its business, including the number of units sold and sales per square foot, as applicable. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

      The Company has added an additional paragraph to the MD&A at page 37 of the prospectus which is titled Overall Impact on our Future Earnings. This paragraph provides potential purchasers of the securities with a clear and concise view of management's perspective on future earnings as compared to past earnings and the Company's policies to increase its earnings.

FINANCING ACTIVITIES, PAGE 38

6. We have reviewed your response to comment 31 in our letter dated November 23, 2005 along with the corresponding exhibit detailing your calculations. Based upon our review, it appears that you have recorded a discount equal to the total gross proceeds of $2,870,000 related to the issuance of the Series A Shares and the Series A warrants. Note that the amount of the discount assigned to the beneficial conversion feature should be limited to the $1,526,840 of proceeds allocated to the Series A Shares (after the allocation of the total proceeds on a relative fair value basis between the preferred stock and warrants). Your balance sheet at September 30, 2005 appears to be incorrect since there is a remaining discount of $1,343,160 despite the $2,870,000 beneficial conversion feature you recognized as a dividend during the period ended September 30, 2005. The entire Series A discount (including the amount of the discount resulting from the allocation to the Series A warrants) should have been immediately accreted and recognized as a dividend. Please revise your Statements of Operations and Statement of Stockholders' Equity accordingly. Refer to Paragraph 6 of EITF Issue No. 98-5.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 6

RESPONSE:

      In response to the Staff's comment, the Company has made the necessary changes and has properly reflected the entire discount as an accretion as a reduction in income available for the common shareholders on the Statement of Operations. The Company has consulted EITF No. 98-5 as guidance in recording the transaction. The Company`s balance sheet has been adjusted to properly reflect the adjustment.

EXECUTIVE COMPENSATION, PAGE 53

7. Please update the disclosure to provide compensation information for the fiscal year ended December 31, 2005. Please refer to interpretations 8B of the Item 402 of Regulation S-K section of the Manual of Publicly Available Telephone Interpretations (July 1997), available on our web site at www.sec.gov.

RESPONSE:

      The  Company  has  added  additional   disclosure  relating  to  executive
compensation for the year ended December 31, 2005, at page 53 of the prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 55

8. We note your response to comment 35 in our letter dated November 23, 2005. Please disclose whether any of the loans to Russell A. Haehn remain outstanding.

RESPONSE:

      The Company has added additional disclosure relating to outstanding loans to Russell A. Haehn that are still outstanding, at page 55 of the prospectus.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY - RESTATED, PAGE F-6

9. It appears from your response to comment 38 in our letter dated November 23, 2005 that you removed the December 31, 2003 retained earnings balances of W.W. Cycles, Inc. in connection with the journal entries recorded for the January 2004 reverse merger. We note your disclosure in Note A at page F-8 that the acquisition was accounted for as a reverse merger whereby, for accounting purposes, W.W. Cycles, Inc. is considered the accounting acquirer. Since your merger with W.W. Cycles, Inc. should be accounted for as a recapitalization, please revise the historical statements of stockholders' equity of W.W. Cycles, Inc. for all periods presented to reflect the equivalent number of American Busing Corporation shares received in the exchange. Retained earnings of W.W. Cycles, Inc. should be carried forward and earnings per share for periods prior to the recapitalization should be restated to reflect the number of equivalent shares of American Busing Corporation shares received in the exchange. Please revise your Statement of Operations and Selected Financial Data for all periods accordingly.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 7

RESPONSE:

      In response to the Staff's comment, the Company has revised the Statement of Equity and its earnings per share calculations to account for the retroactive treatment of the effects of the reverse merger. The Company asserts that the transaction should not be accounted for as a recapitalization, as the public registrant had viable operations up to the point of the reverse merger transaction. The revised statements reflect the equivalent number of shares of American Busing Corporation received in the merger.

NOTE M - ACQUISITION OF KINGS MOTORSPORTS, INC., PAGE F-21

10. We have reviewed your response to comment 41 in our letter dated November 23, 2005. Please expand your disclosure to include the condensed balance sheet of Kings Motorsports, Inc. disclosing the amount assigned to each major asset and liability caption at the acquisition date. Refer to paragraph 51(e) of SFAS 141.

RESPONSE:

      In response to the Staff's request, the Company has included a condensed balance sheet of King Motorsports, Inc. in Note M of the audited financial statements at page F-22 of the prospectus, which discloses the amount assigned to each major asset and liability caption at the acquisition date.

NOTE N - SUBSEQUENT EVENTS, PAGE F-23

11. We have reviewed your response to comment 47 in our letter dated November 23, 2005. However, your accounting policy for recording monthly rent expense for this lease agreement is still unclear. In this regard, please tell us the impact that the escalated rent amounts have on the amount of rent you charge routinely to operations throughout the term of the lease. Refer to FASB Technical Bulletin 85-3.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 8


RESPONSE:

      In response to the Staff's comment, the Company has adjusted the financial statements for the quarters ended June 30 and September 30, 2005 to properly reflect the treatment of the rental holiday. The Company has referred to Technical Bulletin 85-3 and FASB 13 as guidance in applying the basis for the systematic allocation of the rent expense over the life of the lease term. The Company has adjusted the statements to include the allocated portion of the lease expense previously not recorded.

UNDERTAKINGS

12.   Please disclose the full undertakings in Item 512(a) to regulation S-K.

RESPONSE:

      The Company has revised the language at page Part II - Page 4 to Part II - Page 5 of the Amendment to address the Staff's comment.

EXHIBITS

EXHIBIT 5- LEGALITY OPINION

13. We note that you have opined that the Series A Warrants, when sold, will be validly issued. Please revise to provide an opinion as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.

RESPONSE:

      We have added the language requested by the Staff to our opinion.

14. We note that the legality of the opinion states that the opinion "[i]s intended solely for your benefit, and can be relied upon solely by you." Please revise as the investors in this offering should be able to rely on the opinion as well.

RESPONSE:

      In response to the Staff's comment, we have removed the language in our opinion which provides that it may relied upon solely by the Company.

EXHIBIT 23.1

15.   Please update your independent auditors' consent.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 9

RESPONSE:

      The independent auditors' consent has been updated.

FORMS 10-Q/A FOR THE QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 30, 2005

EXHIBIT 31

16. We note your response to comment 58 in our letter dated November 23, 2005. It appears, however, that your certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 still include the title of the certifying individual in the first line. In this regard, please acknowledge, in writing, that you understand this comment and will remove the title of the certifying individual in the first line of the Section 302 certifications in future filings.

RESPONSE:

      The Company acknowledges and understands the Staff's comment and will remove the title of the certifying individual in the first line of all future
Section 302 certifications included in its filings.

ADDITIONAL COMMENTS BY TELEPHONE ON FEBRUARY 9, 2006

      We were contacted by Ellie Quarles, Esq. by telephone with the following additional comments:

      1. The Company was asked to include in the Summary, in the forepart of the prospectus under the heading The Offering: (i) the percentage of the maximum number of shares being offered compared to the total number of shares of common stock now outstanding; (ii) the total number of shares of common stock that could be sold by Selling Shareholders on the date of the prospectus; and (iii) the effects of the full price anti-dilution where additional stock is offered at 75% of the conversion/exercise price, 50% of the conversion/exercise price and 25% of conversion/exercise price.

RESPONSE:

      This additional disclosure has been added at page 2 of the prospectus.

      2. The Company was asked to include the terms relating to the reduction in the conversion rate of the Series A Shares, in the event of certain defaults by the Company, in the Description of Securities under the heading Series A Shares.

GUSRAE, KAPLAN, BRUNO & NUSBAUM, PLLC

Mr. H. Christopher Owings
February 10, 2006
Page 10


RESPONSE:

      This additional disclosure has been added at page 61 of the prospectus.


                                       Very truly yours,

                                       /s/ Scott M. Miller

                                       Scott M. Miller

Enclosures

cc:      Mr. Will Choi, Branch Chief
         Ellie Quarles, Esq., Special Counsel
         Kurt Murao, Esq.
         Ms. Regina Balderas